RECEIVED

2007 MAY 14 A 10:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

WashTec AG

SUPPL

WashTec AG • Argonstraße 7 • D-86153 Augsburg

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

07023464

May 08, 2007

Re: *Washtec AG*
Exemption Number: 82-04888

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our Corporate News Release of **May 7th, 2007** concerning results for Q1 2007 (**"WashTec AG: Stable Business Performance and Expansion of Business in Southern Europe")**.

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number 333-10000 which was declared effective by the SEC on March 18, 1999.

Sincerely,

WashTec AG

i.A. F. Fitter

Florian Fitter

PROCESSED
MAY 17 2007
THOMSON FINANCIAL

dlw 5/14

WashTec

Stable Business Performance and Expansion of Business in Southern Europe:

- **Revenues at EUR 60.3m (prior year: EUR 59.5m)**
- **EBIT at EUR 2.6m in the first quarter (prior year: EUR 1.1m)**
- **Takeover and integration of long-standing dealer in Spain**

Augsburg, Germany, May 07, 2007 – As forecasted, WashTec AG, the leading provider of innovative vehicle wash systems worldwide, enjoyed a stable business performance in Q1.
Revenues were up EUR 0.8m year on year from EUR 59.5m to EUR 60.3m. Revenues in the core markets in Europe were down in comparison to the strong prior-year quarter mainly as a result of a downward investment trend among major customers in the mineral oil industry, in particular in Germany. The subsidiary Mark VII Equipment USA, however, whose revenues fell far short of expectations in the first quarter of the prior year, saw its revenues climb by EUR 2.9m to EUR 7.0m. The revenues of the Spanish subsidiary acquired in January were included in consolidated revenues of the WashTec Group for the first time.

EBIT rose by EUR 1.1m on the prior year to EUR 2.6m; EBIT, however, in the prior year was influenced by net non-recurring expenses EUR 3.6m, mainly for phantom stocks. The decrease in EBIT adjusted for these non-recurring effects in the prior year can be mainly attributed to expenses in connection with activities to strengthen the Group's own sales and service organization in Spain and the US.

Finance costs were up slightly from EUR 0.9m to EUR 1.0 due to the acquisition of the Spanish subsidiary.
EBT stood at EUR 1.7m, compared with EUR 0.2m in the prior year.

Liabilities to banks rose to EUR 60.3m compared to December 31, 2006 due to the acquisition of the Spanish sales partner in January. The equity ratio stood at 30.5% as of March 31, 2007.

The US subsidiary continued to perform well. Following its integration in the last year, focus in the current fiscal year is on expanding the product portfolio, optimizing the sales and service channels and above all creating a solid basis for further growth in this key market. At the ICA, the largest trade fair for the industry in Las Vegas, Mark VII presented the new conveyor tunnel system designed especially for the US market. As part of the strategy to step up sales and service activities, the Tennessee region has been serviced directly since the start of the year.
The integration of the Spanish sales partner acquired in January is on track. The international roll-out of the rollover car wash system NEW SoftWash for the basic segment and the commercial vehicle washing system MaxiWash Vario is also going according to schedule.

WashTec

Outlook for 2007

We plan to go ahead with the product and marketing campaign. Focus in the core markets is on the expansion of the vehicle wash systems offering, and covers the expansion of the services offering for existing customers as well as the internationalization of WesuRent's systems business which is already established on the German market.

The markets in Eastern Europe are being opened up further in close collaboration with the local sales partners. At the same time central key account management operations for the Eastern European mineral oil companies form the platform for further growth in these focus markets. We also plan to further extend our market position in southern Europe.

Operations in the US will remain focussed on the enhancement of sales and service quality to better meet the customer demands with an improved regional presence. Besides the roll-out of the new conveyor tunnel system presented in March the optimization and technology transfer for the complete product portfolio will be continued.

We will continue to sound out individual markets and market segments in order to ensure an optimal marketing approach. In this context acquisitions may be made.

Due to competition in the core markets, our focus in 2007 will be on the identification and realization of additional projects to optimize cost structures along with other activities to boost revenues.

For fiscal year 2007 as a whole, the management board continues to aim for an EBIT margin of between 10% and 12% with moderate organic growth. In particular, the positive development of the US and southern and eastern European markets are expected to drive growth.

Key Performance Indicators:

EUR m	Q1/2007	Q1/2006
Revenues	60.3	59.5
EBITDA	4.5	2.7
EBIT	2.6	1.1
EBIT adjusted for non-recurring effects	2.6	4.7
EBT	1.7	0.2

The complete quarterly report may be downloaded from our website at www.washtec.de.

WashTec AG
Argonstraße 7
86153 Augsburg
Tel. +49-821/55 84-0
Fax +49-821/55 84-12 04

Management Board:
Thorsten Krüger (spokesman)
Christian Bernert

chairman of the supervisory board:
Alexander von Engelhardt

HRB 81
commercial register Augsburg

END